

12061098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe — 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Thomas Peterffy and Alexander Ioffe affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Interactive Brokers LLC and subsidiary (the "Company") for the year ended December 31, 2011, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 2/27/12 Date

Chairman
Title



Signature 2/27/12 Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 27th day of February, 2012, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Thomas Peterffy and Alexander Ioffe, known to me to be the persons whose names are subscribed to the within instrument and acknowledged that they executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.



Signature of Notary Public

Nancy Ann Nelson
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2012

INTERACTIVE BROKERS LLC AND SUBSIDIARY
(SEC I.D. No. 8-47257)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

**Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Interactive Brokers LLC
Greenwich, CT

We have audited the accompanying consolidated statement of financial condition of Interactive Brokers LLC and subsidiary (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

INTERACTIVE BROKERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011

Assets

Cash and cash equivalents	$	778,892,764
Cash and securities - segregated for regulatory purposes		9,932,079,550
Securities borrowed		1,042,512,339
Securities purchased under agreements to resell		375,366,000
Deposits with clearing organization		2,099,836
Other receivables:		
Customers (net of allowance for doubtful accounts of $3,332,071)		7,011,918,753
Brokers, dealers and clearing organizations		1,128,987,502
Affiliates		54,089,105
Interest		14,185,806
Other assets		22,573,897
Total assets	$	20,362,705,552

Liabilities and members' capital

Liabilities:		
Payable to customers	$	17,221,540,968
Securities loaned		1,045,731,998
Securities sold under agreements to repurchase		158,553,217
Other payables:		
Brokers, dealers and clearing organizations		213,356,992
Accounts payable, accrued expenses and other liabilities		23,720,878
Affiliates		41,014,879
Interest		2,981,805
		18,706,900,737
Members' capital		1,655,804,815
Total liabilities and members' capital	$	20,362,705,552

See accompanying notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC ("IBLLC"), together with its wholly-owned subsidiary (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and a registered Futures Commission Merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodities accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company's wholly-owned subsidiary is Interactive Brokers Corp. ("IB Corp."), which is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the FINRA and of the NFA.

The Company is 99.9% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 7). The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This consolidated statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC" or the "Codification"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated useful lives of property and equipment, compensation accruals, allowance for doubtful accounts and estimated contingency reserves.

Fair Value

At December 31, 2011, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by

exchanges and clearinghouses, or were assets which are short-term in nature and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurement*, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

In determining fair value, all financial instruments, except currency spot and forward contracts and FDIC insured corporate bonds, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government obligations which are included in cash and securities – segregated for regulatory purposes and in deposits with clearing organization in the consolidated statement of financial condition. FDIC insured corporate bonds are included in cash and securities segregated for regulatory purposes, while currency spot and forward contracts are included in receivables from and payables to brokers, dealers and clearing organizations.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary. The Company's policy is to consolidate all entities of which it owns more than 50% unless it does not have control. All inter-company balances and transactions have been eliminated. Pursuant to ASC 860, *Transfers and Servicing* and ASC 810, *Consolidations*, the Company would also consolidate any Variable Interest Entities ("VIEs") of which it is the primary beneficiary. At December 31, 2011, the Company does not have any interests in VIEs.

At December 31, 2011, $15,306,947 of assets and $5,476,082 of liabilities were attributable to a consolidated subsidiary. The stockholder's equity of this subsidiary was $9,830,865 at December 31, 2011.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less.

Cash and Securities — Segregated for Regulatory Purposes

The Company is obligated by rules mandated by its primary regulators including the SEC and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities. The Company maintains segregated accounts at major money-center banks. At December 31, 2011, the Company had more than 10% of its total cash and cash equivalents at one of these banks.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required contractually. Receivables and payables with the same counterparty are not offset in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under the Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted through contractual provisions.

Securities received as collateral consisted of U.S. Treasury notes. In the normal course of business, these securities have been deposited with a clearing organization, and segregated for regulatory purposes.

Financial Instruments

Deposits with Clearing Organization

Deposits with clearing organization consist of securities which have been placed with a clearing organization in the normal course of business. These securities consisted of U.S. Treasury bills, carried at fair value. These transactions are recorded on a trade date basis. At December 31, 2011, the Company had $2,099,836 in U.S. Treasury bills that were pledged with the Company's clearing organization.

Currency Spot and Forward Contracts

The Company enters into currency forward contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, to make bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency forward contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the swap term. Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on quoted market prices. Included in the receivables from, and in payables to brokers, dealers and clearing organizations are $7,714,881 and $14,222,842, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2011.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. dollars at the year-end exchange rates. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees and expenses are recorded as fees receivables and fees payable, which are included in other assets and accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition, respectively.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails-to-deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of the Company's customers as well as net payables and receivables from unsettled trades.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation,* to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. As a result,

the Company expenses the fair value of stock granted to employees over the related vesting period.

Property and Equipment

Property and equipment, which is a component of other assets, consist primarily of computer equipment, leasehold improvements, and office furniture and equipment. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Property and equipment costs are included in other assets in the consolidated statement of financial condition.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and for deferred tax assets reported in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

IBLLC operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, IBLLC's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or to amend the ASC. In 2011 and 2012, prior to the issuance of the Company's consolidated statement of financial condition, ASUs 2011-01 through 2011-12 were issued. Following is a summary of recently issued ASUs that may affect the Company's consolidated statement of financial condition:

	Affects	Status
ASU 2010-13	*Compensation - Stock Compensation (Topic 718)* - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early application is permitted.
ASU 2011-01	*Receivables (Topic 310)* - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20	Effective on issuance.

	Affects	Status
ASU 2011-02	*Receivables (Topic 310)* - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring	First interim or annual period beginning after June 15, 2011, to be applied retrospectively to the beginning of the annual period of adoption. Early adoption is permitted.
ASU 2011-03	*Transfers and Servicing (Topic 860)* - Reconsideration of Effective Control for Repurchase Agreements	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early application is not permitted.
ASU 2011-04	*Fair Value Measurement (Topic 820)* - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS	To be applied prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for public entities.
ASU 2011-05	*Comprehensive Income (Topic 220)* - Presentation of Comprehensive Income	To be applied retrospectively, with reporting to commence in fiscal years beginning after December 15, 2011. Early adoption is permitted.
ASU 2011-08	*Intangibles - Goodwill and Other (Topic 350)* - Testing Goodwill for Impairment	Effective for fiscal years beginning after December 15, 2011. Early adoption is permitted.
ASU 2011-11	*Balance Sheet (Topic 210)*: Disclosures about Offsetting Assets and Liabilities	Effective for fiscal years beginning on or after January 1, 2013. Retrospective disclosures for comparative periods presented will be required.
ASU 2011-12	*Comprehensive Income (Topic 220)*: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05	Effective for fiscal years beginning after December 15, 2011.

Adoption of those ASUs that became effective during 2011 and 2012, prior to the issuance of the Company's consolidated statement of financial condition, did not have a material effect on the consolidated statement of financial condition. Other than ASU 2011-05 and ASU 2011-12, which the Company adopted early, as permitted, management is assessing the potential impact on the Company's consolidated statement of financial condition adopting ASUs that will become effective in the future.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit and currency risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company has established policies and procedures for reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by

monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts may include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. Currency forward contracts are contracts for delayed delivery of currency at a specified future date. The Company uses currency forward contracts to manage the levels of its non-U.S. dollar currency balances to hedge its global exposure.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2011, the Company did not have any concentrations of credit risk.

Off-balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the consolidated statement of financial condition for currency forward contracts, which represent obligations of the Company to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's consolidated statement of financial condition.

4. FAIR VALUE

The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, at fair value as of December 31, 2011. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets, At Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes	$ 747,856,602	$ 440,408,165	$ -	$ 1,188,264,767
Deposits with clearing organization	2,099,836	-	-	2,099,836
Receivables from brokers, dealers and clearing organizations	-	7,714,881	-	7,714,881
	$ 749,956,438	$ 448,123,046	$ -	$ 1,198,079,484

	Financial Liabilities, At Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Payables to brokers, dealers and clearing organizations	$ -	$ 14,222,842	$ -	$ 14,222,842
	$ -	$ 14,222,842	$ -	$ 14,222,842

5. SEGREGATION OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, IBLLC is obligated by rules mandated by its primary regulators, the SEC and the CFTC to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the IBLLC is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

Cash and securities – segregated for regulatory purposes consist of the following:

Interest bearing cash deposits	$	4,927,722,024
Securities purchased under agreements to resell		3,816,092,759
U.S. government securities		747,856,602
FDIC Insured corporate bonds		440,408,165
	$	9,932,079,550

In accordance with the Securities Exchange Act of 1934, IBLLC is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31, 2011, IBLLC held cash and securities of $5,300,778,920 and securities purchased under agreements to resell with a fair value of $3,800,068,218 to satisfy this requirement.

During the year ended December 31, 2011, IBLLC performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2011, IBLLC had segregated $15,722,348 to satisfy this requirement.

In accordance with the Commodity Exchange Act, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2011, IBLLC had cash and commodities of $667,541,394, receivables from brokers, dealers and clearing organizations of $647,626,867, and commodities option contracts with net short market value of ($42,697,216) segregated to satisfy this requirement. At December 31, 2011, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, IBLLC is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2011, IBLLC had cash and securities in the amount of $131,923,249, receivables from brokers, dealers and clearing organizations of $312,913,208 and payables to brokers, dealers and clearing organizations of ($11,294,130) segregated to satisfy this requirement.

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, IB Corp. has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. At December 31, 2011, $20,880 was segregated, which was $16,321 in excess of the requirement.

6. NET CAPITAL REQUIREMENTS

IBLLC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IBLLC has elected to use the alternative method permitted by the rule, which requires that IBLLC maintain minimum net capital, as defined, equal to the greater of $500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. IBLLC is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that IBLLC maintain minimum net capital, as defined, the greater of $5,000,000 or 8% of the total risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2011, IBLLC had net capital of $1,245,852,192, which was $1,083,422,461 in excess of required net capital of $162,429,731.

IB Corp. is subject to the regulatory requirements promulgated by the SEC and other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2011 as defined by these regulatory authorities were $5,145,778 and $4,769,845, respectively.

7. RELATED PARTY TRANSACTIONS

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Canada Company ("THC"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS"), IB Exchange Corp. ("IBEC") and Interactive Brokers Brasil Participacoes Ltda. ("IBBH").

IBLLC, IBUK, IBC, IBI and IBSJ are registered broker-dealers in the US, Great Britain, Canada, India and Japan, respectively, and engage in execution and clearing securities services for customers and affiliates. THLLC, THE, THC, THA and THSHK are registered securities dealers in the US, Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing services for affiliates. IBEST, IBRUS and IBH provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBFP is a securities issuer registered in Germany. IBBH is a Brazilian holding company that was formed to develop the Group's business in Brazil. IBG LLC is the holding company for the group of Operating Companies. These companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including interest, administrative, consulting and service fees and advances between Operating Companies are netted by Operating Company.

Included in assets in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2011:

Receivables from brokers, dealers and clearing organizations	$ 1,013,480,984
Securities borrowed	892,814,375
Receivable from affiliates	54,089,105
Receivables from customers - director, officer, employee and affiliate account balanc	4,934,006
Interest receivable	606,378

Included in liabilities in the consolidated statement of financial condition were the following amounts with related parties at December 31, 2011:

Securities loaned	$ 1,042,799,998
Payable to customers	505,638,847
Securities sold under agreements to repurchase	158,553,217
Payables to brokers, dealers and clearing organizations:	155,542,660
Payable to affiliates	41,014,879
Interest payable	73,962

8. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 through January 1, 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist

primarily of grants of shares of IBG, Inc. Class A common stock ("Common Stock") as described below under "2007 Stock Incentive Plan."

As of December 31, 2011, payables to employees of the Company for ROI Dollar Units were $2,490,597, of which 100% were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitled each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). All ROI Dollar Units held by employees of the Company that were outstanding as of December 31, 2006 were so invested, and 193,873 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a

substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards of Common Stock in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO to eligible employees as part of an overall plan of equity compensation. Shares of Common Stock are issued to IBG LLC, to be held as Treasury Stock, and are distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG Inc. and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2011, Company employees were granted awards of 721,782 shares of Common Stock, with a fair value at the date of grant of $10,730,516.

On January 6, 2012, an additional one-time grant of 352,805 SIP shares, with a grant date fair value of $5,345,000, was awarded to Company employees. These additional grants are subject to the same terms and conditions as other employee SIP grants.

The following is a summary of stock plan share activity for the year ended December 31, 2011:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Incentive Plan Shares
Balance, January 1, 2011	1,464,211	84,787
Granted	721,782	-
Forfeited by employees	(18,023)	(94)
Distributed to employees	(233,716)	(27,915)
Balance, December 31, 2011	1,934,254	56,778

Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year under the ASC 718 "Graded Vesting" method.

Shares granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur annually following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Through December 31, 2011, a total of 7,010 shares have been distributed under these post-employment provisions. These distributions are included in the Stock Plans activity tables above.

9. PROPERTY AND EQUIPMENT

Property and equipment, which are included in other assets in the consolidated statement of financial condition, are comprised of leasehold improvements, computer equipment, computer software and office furniture and equipment. At December 31, 2011 property and equipment consisted of:

	2011
Leasehold improvements	$ 15,286,144
Computer equipment	7,653,238
Computer software	563,582
Office furniture and equipment	3,608,013
	27,110,977
Less - accumulated depreciation and amortization	(15,897,863)
Property and equipment, net	$ 11,213,114

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Consequently, the Company cannot estimate losses or ranges of losses related to such legal matters, even in instances where it is reasonably possible that a future loss will be incurred. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions is not expected to have a material adverse effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period.

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint, in the United States District Court for the Northern District of Illinois Eastern Division, against Interactive Brokers Group, Inc., IBG LLC, IBG Holdings LLC and IBLLC. Thereafter, Trading Technologies dismissed Interactive Brokers Group, Inc. and IBG Holdings LLC from the case, leaving only IBG LLC and IBLLC as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief. The case is in the early stages and discovery has yet to begin. While it is too early to predict the outcome of the matter, we believe we have meritorious defenses to the allegations made in the complaint and intend to defend ourselves vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that the Company will prevail or that the litigation can be settled on favorable terms.

The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. As of December 31, 2011, reserves provided for potential losses related to

litigation matters were not material.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees* Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty.

The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the consolidated statement of financial condition for these fully collateralized transactions.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2026. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

YEAR	
2012	$ 4,399,144
2013	4,391,358
2014	2,511,526
2015	2,360,891
2016	2,415,376
Thereafter	1,973,957
	$ 18,052,252

11. COLLATERAL

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to obtain securities for settlement and to earn residual interest rate spreads. Under these agreements and transactions, the Company either receives or provides

collateral, including equity, corporate debt and U.S. government securities. Under many agreements the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to these securities to counterparties to cover customer short positions. Amounts relating to transactions at December 31, 2011 are summarized as follows (millions):

Securities received as collateral, at fair value:	Pledged	Repledged
Securities lending transactions	$ 987	$ 973
Agreements to resell	4,174	4,174
Customer margin securities	9,797	977
	$ 14,958	$ 6,124

At December 31, 2011, substantially all securities repledged have been deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, or were pledged to clearing organizations to satisfy daily margin and clearing fund requirements.

The Company has pledged certain firm-owned assets which are included in deposits with clearing organization. The fair value at December 31, 2011 of such securities that have been pledged, where the counterparty has the right to repledge, was $2,099,836 which consisted of U.S. Treasury bills.

The Company also engages in securities financing transactions with and for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government securities, corporate debt and equity securities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to Company policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of positions.

Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the account and an overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, historic trading ranges, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2011, there were approximately $7 billion of customer margin loans outstanding.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its consolidated statement of financial condition. No recordable or disclosable events have occurred.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Interactive Brokers LLC
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the consolidated financial statements of Interactive Brokers LLC and subsidiary (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP